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SEC FILE NUMBER
8-67421

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2020 (MM/DD/YY) AND ENDING 09/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SFI Capital Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1100 Superior Avenue East, Suite 1700
(No. and Street)

Cleveland (City) Ohio (State) 44114 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Dorsey (Name) 216-455-9990 (Area Code – Telephone Number) sdorsey@leaguepark.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

6685 Beta Drive (Address) Mayfield Village (City) Ohio (State) 44143 (Zip Code)

10/16/2003 (Date of Registration with PCAOB)(if applicable) 688 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John W. Dorsey, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SFI Investments, LLC, as of December 29, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: J Dorsey

Title: CEO

Erin Whitehead
Notary Public

NOTARIAL SEAL STATE OF OHIO
ERIN WHITEHEAD
NOTARY PUBLIC • STATE OF OHIO
My Commission Expires 5/21/2023

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SFI CAPITAL GROUP, LLC

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

INDEPENDENT AUDITOR'S REPORT

YEAR ENDED SEPTEMBER 30, 2021

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2-3
STATEMENT OF FINANCIAL CONDITION September 30, 2021	4
STATEMENT OF INCOME Year ended September 30, 2021	5
STATEMENT OF CHANGES IN MEMBER'S EQUITY Year ended September 30, 2021	6
STATEMENT OF CASH FLOWS Year ended September 30, 2021	7
NOTES TO THE FINANCIAL STATEMENTS	8 - 10
SUPPLEMENTARY FINANCIAL INFORMATION	
SCHEDULE I - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3 Year ended September 30, 2021	11
SCHEDULE II - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS OF 15c3-3 Year ended September 30, 2021	12
SCHEDULE III - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 Year ended September 30, 2021	13
ASSERTIONS REGARDING EXEMPTION PROVISIONS	14
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	15-18

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of
SFI Investments, LLC dba
SFI Capital Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SFI Investments, LLC dba SFI Capital Group, LLC (the "Company") as of September 30, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Marcum LLP

Deerfield, IL
December 29, 2021

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2021

ASSETS		
Cash	$	76,131
Accounts receivable - related party		7,410
Prepaid expense		822
TOTAL ASSETS	$	84,363
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$	2,019
Accrued audit expense		12,000
TOTAL LIABILITIES		14,019
MEMBER'S EQUITY		70,344
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	84,363

The accompanying notes are an integral part of these financial statements.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2021

REVENUES		
Professional Services	$ 86,920	
Success Fees	447,371	534,291
EXPENSES		
Administration expenses - related party	55,348	
Professional services	32,136	
Other expenses	7,295	94,779
INCOME BEFORE INCOME TAX EXPENSE		439,512
INCOME TAX EXPENSE		(715)
NET INCOME		$ 438,797

The accompanying notes are an integral part of these financial statements.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED SEPTEMBER 30, 2021

Balance at October 1, 2020	$	31,547
Net Income		438,797
Distribution		(400,000)
Balance at September 30, 2021	$	70,344

The accompanying notes are an integral part of these financial statements.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		$ 438,797
Adjustments to reconcile net income to net cash provided by operating activities:		
Cash provided by (used in) changes in the following items:		
Increase in accounts receivable - related party	(1,250)	
Decrease in prepaid expense	18	
Increase in accounts payable	609	
Increase in accrued audit expense	7,500	
Decrease in deferred revenue	(2,500)	
Decrease in deferred tax asset	715	5,092
Net cash provided by operating activities		443,889
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distribution		(400,000)
Net cash used in financing activities		(400,000)
NET INCREASE IN CASH		43,889
CASH - BEGINNING OF YEAR		32,242
CASH - END OF YEAR		$ 76,131

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

SFI Investments, LLC dba SFI Capital Group, LLC (the Company), an Ohio Limited Liability Company, is a non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC) and the states of Ohio, California, Florida, Michigan, New York, and Indiana and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in providing professional services to its clients. The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

The Company is engaged as a securities broker-dealer, which comprises several classes of services, including primary investment banking. The Company's services include business acquisition advisory services. Specifically, it includes any one or more of the following items: sale of a company, divestiture, acquisition searches, managed buy-outs or leveraged buy-outs, joint ventures, strategic alliances, or raising capital.

(b) Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

(c) Accounts Receivable and Credit Policies

Accounts receivable are due under specific terms outlined in engagement letters. The Company generally collects receivables in monthly or quarterly installments.

Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. As of September 30, 2021, management estimates that all accounts receivable are collectible and no valuation allowance has been recorded.

(d) Revenue Recognition

Revenues arise from contractual arrangements with registered representatives which stipulate annual fees and the percentage of commissions due to the Company from transactions executed through the broker-dealer. Additionally, one Success Fee of $447,371 was earned during the year. The Company recognizes revenue when it satisfies performance obligations under the terms of its contracts. This process involves identifying the customer contract, determining the performance obligations in the contract, determining the contract price, allocating the contract price to the distinct performance obligations in the contract, and recognizing revenue when the performance obligations have been satisfied. A performance obligation is considered distinct from other obligations in a contract when it (a) provides a benefit to the customer either on its own or together with a benefit to the customer either on its own or together with other resources that are readily available to the customer and (b) is separately identified in the contract.

In addition, the Company earns revenue from registered representatives, who are considered the primary customers of the firm. The Company considers the annual registered representative fees to be "Stand-Ready" performance obligations as the services are provided on demand based on the customers' needs. As these fees are paid in advance annually on the anniversary date of the agreement, the revenue is deferred and recognized ratably over the service period.

(e) Income Taxes

The Company is an Ohio Limited Liability Company and is treated as a disregarded entity for income tax purposes. In February of 2020 one of the members bought out the other members. By default, when an LLC has only one member it is treated as a disregarded entity and no longer responsible for filing tax returns or paying taxes as that burden falls to the lone member. Since the entity no longer pays taxes any tax attributes it has would no longer have value. Accordingly, the Company records no provision for income taxes and does not file any income tax returns, as the sole member is taxed individually.

(f) Commitments and Contingencies

From time to time, the Company is involved in litigation and arbitration arising out of the normal course of business. Liabilities for Income contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Management has not identified any matters that will have a material impact on the Company's financial condition or results of future operations. Legal costs, if any, incurred in connection with Income contingencies are expensed as incurred.

(g) Subsequent Events

Management has evaluated all subsequent events through December 27, 2021, the date the financial statements were available to be issued. No subsequent events were identified requiring disclosure in the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

3. RELATED PARTY

The Company has a management services agreement (the Agreement) with League Park Advisors, whereby League Park Advisors provides subcontracted employee services, administrative functions, support services, and the use of facilities for the benefit of the Company. For the year ended September 30, 2021, $54,540 of expenses were allocated to the Company under the agreement.

For the year ended September 30, 2021, registered representative fee revenues from a League Park Advisors totaled $73,920.

As of September 30, 2021, accounts receivable from a League Park Advisors totaled $6,160.

During the current year, the Company made a distribution of $400,000 to the sole member.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At September 30, 2021, the Company had excess net capital of $57,112.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At September 30, 2021, the ratio was 0 to 1.

Capital contributions and distributions to the members can be made under a capital policy approved by the Company's member. Periodic contributions and/or distributions approved by the member may be made in order to enable the member to effectively manage the Company.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC
SEPTEMBER 30, 2021

SCHEDULE I - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3

The Company is not required to comply with Rule 15c3-3 as the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240. 17a-5.

See the Report of Independent Registered Public Accounting Firm.

SCHEDULE II - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS OF 15c3-3

The Company is not required to comply with Rule 15c3-3 as the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240. 17a-5.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC
SEPTEMBER 30, 2021

SCHEDULE III - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

COMPUTATION OF NET CAPITAL:		
Total member's equity from statement of financial condition		$70,344
Less: Non-allowable assets:		
Accounts receivable – related party	(7,410)	
Prepaid expense	(822)	
Total Non-allowable assets		(8,232)
Net capital		$62,112
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6 2/3% of Aggregate indebtedness)		$935
Minimum regulatory dollar requirement		$5,000
Net capital requirement		$5,000
Excess net capital		
Net capital		$62,112
Less: Net capital requirement		(5,000)
Total excess net capital		$57,112
AGGREGATE INDEBTEDNESS:		
Aggregate indebtedness liabilities		$14,019
Ratio of aggregate indebtedness to net capital		23%

RECONCILIATION BETWEEN NET CAPITAL COMPUTATION:

- There are no material differences between the computation of net capital under Rule 15c3-1 as prepared by the Company and filed with their most recent Part IIA unaudited report, as amended on December 14, 2021.

See the Report of Independent Registered Public Accounting Firm.

SFI INVESTMENTS, LLC DBA SFI CAPITAL GROUP, LLC's
EXEMPTION REPORT

SFI Investments, LLC DBA SFI Capital Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

a. Private placement of securities and
b. Consulting and financial advisory services on non-securities related M&A transactions.

In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SFI INVESTMENTS, LLC DBA SFI CAPITAL GROUP, LLC

I, [illegible], swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Title: CEO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of
SFI Investments, LLC dba
SFI Capital Group, LLC

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions from SEC Rule 15c3-3, in which (1) SFI Investments, LLC dba SFI Capital Group, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Assertions Regarding Exemption Provisions from SEC Rule 15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to:

1. Private placement of securities, and
2. Consulting and financial advisory services on non-securities related M&A transactions.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SFI Investments, LLC dba SFI Capital Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SFI Investments, LLC dba SFI Capital Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ Phone 847.282.6300 ▪ Fax 847.282.6301 ▪ www.marcumllp.com

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Marcum LLP

Deerfield, IL
December 29, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member and Board of Directors of
SFI Investments, LLC dba
SFI Capital Group, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by SFI Investments, LLC DBA SFI Capital Group, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2021. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended September 30, 2021 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

MARCUMGROUP
MEMBER

Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Deerfield, IL
December 29, 2021